April 10, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20249
Attn: Mark P. Shuman
Re:	Black Box Corporation Management’s Response to Comment Letter Dated March 27, 2008
Dear Mr. Shuman:
     Management has reviewed the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated March 27, 2008 (the “Comment Letter”) regarding Black Box Corporation’s (“Black Box”, “we”, “our” or the “Company”) Form 10-K for the Fiscal Year Ended March 31, 2007 filed on August 13, 2007 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed on August 14, 2007 (the “Proxy Statement”). For ease of reference, each comment contained in the Comment Letter is printed below and is followed by our response.
     Additionally, the Company acknowledges the following as it relates to the Comment Letter:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1000 Park Drive, Lawrence, PA 15055-1018  •  (724) 746-5500  •  FAX (724) 746-0746

April 10, 2008
Page  - 2 -
Form 10-K for the Fiscal Year Ended March 31, 2007
Item 9A. Controls and Procedures, page 101
Remediation of Material Weakness, page 101
1. STAFF COMMENT
We note your response to prior comment 5. Please explain to us more clearly how management concluded that the material weakness identified by management, specifically, the potential for management override of controls, existed solely because of the employment of a certain member of management, such that the departure of such individual, absent further procedural and structural enhancements, remediated the material weakness. In this regard, we refer to the report on internal control over financial reporting provided by BDO Seidman, LLP, contained in your Form 10-K. The last sentence of the fifth full paragraph of the report states that the company “did not have sufficient safeguards in place to monitor its control practices in this area or prevent other opportunities for management override.” Your auditor’s report suggests that preventative structural or procedural measures, in addition to the departure of the member of management, may be necessary to remediate the identified material weakness. Please tell us how this statement in your auditor’s report is consistent with your belief that the material weakness was remediated solely by the departure of one individual, without further changes.
COMPANY RESPONSE
We believe that the Company’s disclosure and our auditor’s report are consistent. As you note, the last sentence of the fifth full paragraph of the auditor’s report states that the Company “did not have sufficient safeguards in place to monitor its control practices in this area or prevent other opportunities for management override.” We do not believe that this language of our auditor’s report is suggesting that additional preventative structural or procedural measures were necessary to remediate the identified material weakness. We believe that this language further describes the identified material weakness; i.e., the employment of a certain member of management through March 31, 2007. We believe that this language not only means that the Company did not have sufficient safeguards in place to monitor its control practices in this area due to the nature of the material weakness, but also that it could not have had sufficient safeguards in place to monitor its control practices in this area given the nature of the material weakness. This interpretation has been confirmed in discussions with our auditor. Therefore, as disclosed in our Form 10-K, the Company believes that the departure of this certain member of management remediated the material weakness without further changes.
1000 Park Drive, Lawrence, PA 15055-1018  •  (724) 746-5500  •  FAX (724) 746-0746

April 10, 2008
Page  - 3 -
Item 14. Principal Accountant Fees and Services, page 105
2. STAFF COMMENT
We note your response to prior comment 8. Please explain clearly in your response letter how your audit committee has satisfied the requirements of administering your audit engagement in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.
COMPANY RESPONSE
In accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, in order for an accountant to remain independent, the Company’s audit committee must either approve the audit or non-audit services before the accountant is engaged to provide such services or the engagement must be entered into pursuant to pre-approval policies and procedures established by the audit committee. The Company does not rely on a set of pre-approved policies and procedures to engage an independent accountant to provide audit or non-audit services. Rather, in Black Box’s case, the audit committee or the chairman of the audit committee (as he is permitted to do under the authority of the audit committee) approves all audit and non-audit services prior to the independent accountant being engaged to provide services. In cases where the approval is granted by the chairman of the audit committee, such approval is ratified by the full audit committee at its next meeting. We believe this satisfies the requirements of (c)(7)(i)(A) of Rule 2-01 of Regulation S-X.
1000 Park Drive, Lawrence, PA 15055-1018  •  (724) 746-5500  •  FAX (724) 746-0746

April 10, 2008
Page  - 4 -
Definitive Proxy Statement on Schedule 14A, filed August 14, 2007
Policies and Procedures Related to the Approval of Transactions with Related Persons, page 6
3. STAFF COMMENT
We note your response to prior comment 9. We are unable to concur with your conclusion that you are not required to provide, either in your Form 10-K or the portions of your proxy statement incorporated by reference into your Form 10-K, the statements regarding transactions with related persons called for by Item 404 of Regulation S-K and Item 13 of Form 10-K. Rule 14a-5(a) applies only to proxy statements, and the disclosure in question is incorporated by reference into your Form 10-K, an Exchange Act report. Please confirm that you will provide the information called for by item 404 of Regulation S-K, or an appropriate negative statement, in future annual reports, or explain how Rule 12b-13 is inapplicable to your Form 10-K in this instance. Please also confirm that in future filings you will properly incorporate into your Form 10-K the section of your proxy statement entitled “Policies and Procedures Related to the Approval of Transactions with Related Persons,” which does not appear to be a subsection within either of the two sections cited in Item 13 of your Form 10-K.
COMPANY RESPONSE
We confirm that we will either include the information required by Item 404 of Regulation S-K (or an appropriate negative statement) in future Form 10-K filings, or properly incorporate by reference from our proxy statement into future Form 10-K filings the information required by Item 404 (or an appropriate negative statement). We also confirm that we will include (or properly incorporate by reference) under Item 13 of our future Form 10-K filings all information required to be included in such Item, including the section entitled “Policies and Procedures Related to the Approval of Transactions with Related Persons,” or the applicable information contained in that section if under a different heading in the proxy statement.
1000 Park Drive, Lawrence, PA 15055-1018  •  (724) 746-5500  •  FAX (724) 746-0746

April 10, 2008
Page  - 5 -
     If the Staff would like to discuss these responses further, please contact me at (724) 873-6925.

Very truly yours,
/s/ Michael McAndrew
Michael McAndrew
Vice President, Chief Financial Officer, Treasurer, Secretary and Principal Accounting Officer

cc:	Mr. Timothy C. Huffmyer Christopher H. Gebhardt, Esquire
1000 Park Drive, Lawrence, PA 15055-1018  •  (724) 746-5500  •  FAX (724) 746-0746